SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERNAL REGULATIONS OF ELETROBRAS’ FISCAL BOARD

CHAPTER I

COMPOSITION AND OPERATION

Article 1 Pursuant to the bylaws, the Fiscal Board of Eletrobras, in permanent operation under the terms of Article 240 of Law 6,404, dated December 15, 1976, shall be comprised of Five (05) permanent members and equivalent number of alternates, elected by the Shareholders’ Meeting, all of them Brazilian residing and domiciled in the country, either shareholders or not, with a term of office of Two (02) years, and the maximum of Two (02) consecutive reappointments allowed.

Paragraph 1 The members of the Fiscal Board should be independent. For the purpose of this provision, an independent member shall be:

I – that does not receive from the Company or any other of its subsidiaries, in a direct or indirect manner, any compensation for the provision of consulting or advising services, or any other activity whatsoever, except for the remunerations connected to the membership in the Committee or fixed retirement pays for services previously provided to the Company itself; and

II – that does not have any other relationship with the Company or any subsidiary.

Paragraph 2 An indirect receipt of remuneration by a Fiscal Board member shall mean any remuneration received by spouse, children or stepchildren under age, children or stepchildren residing with the Fiscal Board member, or organizations of which it is a shareholding member, partner, manager, officer or person in a similar position, which provides accounting, general and legal counsel, legal advising, investment bank or financial consulting to the Company or any subsidiary.

Paragraph 3 One of the Board’s members shall be the financial expert, and, in this regard, his name will be stated in the annual report, including a statement of his independence.

Article 2 It is a necessary condition for taking up the position of Fiscal Director that all requirements under the bylaws and applicable laws be met.

Paragraph 1 The members of the Fiscal Board shall be invested in their positions, regardless of execution of the term of tenure, since their respective election.

Paragraph 2 While taking up the position, the termination of it, its removal and at each fiscal year, the Board members shall submit income and asset statement, under the terms of Law 8,730, dated November 10, 1993.

Paragraph 3 The maximum limit of participation of the Director in fiscal boards shall not be higher than five, including Eletrobras, subject to remuneration limit set forth under Paragraph 4.

Paragraph 4 The remunerated participation of members of direct or indirect federal government in more than Two (2) boards of the state-controlled company, including the Board of Directors and the Fiscal Board and Audit Committees shall not be allowed.

Article 3 In the first meeting of the Fiscal Board, directors shall elect the Board’s Chairman, which shall make the board’s resolutions be fulfilled, including recording them in the Minutes and Fiscal Board’s Opinions.

Sole Paragraph. In the case of vacancy of the Board’s Chairman position, the remaining board members shall elect the successor.

Article 4 The Director’s remuneration for the term of office shall abide by the provisions under the bylaws, applicable laws, and requirements made under Shareholders’ Meeting.

Sole Paragraph. The Board’s members shall be reimbursed for transport and accommodation expenses whenever residing out of the city in which the meeting is held, and, if they reside in the city, only transportation expenses will be reimbursed.

Article 5 In the event of vacancy, resignation, impediment or unjustified absence in two consecutive or three non-consecutive meetings, in the last Twelve (12) meetings, the member of the Fiscal Board shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective remuneration.

Sole Paragraph. In the case of notice in advance concerning the non-appearance of one of the Fiscal Directors, the alternate director shall be summoned and be entitled to a remuneration and reimbursement, as provided for under Article 4, head provision and sole paragraph.

Article 6 Without prejudice of the applicable legal standards and regulations, the activities of the Fiscal Board shall be governed by the Corporations Act, the Bylaws of Eletrobras and these Internal Regulations.

CHAPTER II

ASSIGNMENTS

Article 7 The Fiscal Board’s Chairman shall:

I - chair and coordinate meetings;

II - request to Eletrobras the appointment of an employee qualified to be secretary, advise and provide the necessary technical support;

III - guide the works, ensuring discussions untroubled, as well as solving the issues raised at meetings;

IV - count votes and state results;

V - forward, to all concerned parties, the Board’s resolutions and recommendations;

VI - request, with inquiry to the full board, the presence in the meetings of people that, by themselves or the organizations they represent, may clear up the agenda business, accordingly;

VII - represent the Board in all efforts necessary;

VIII - fulfill and ensure fulfillment of the Internal Regulations and other legal or regulatory provisions of the Board’s operation;

IX - coordinate the annual process of evaluation of performance of its members and that of the Fiscal Board as a whole; and

X - sign the official mail of the Board.

Article 8º Each Board’s member shall be responsible for:

I - attending the Board’s meetings;

II - examining the businesses he(she) is assigned to, issuing an opinion about them, accordingly;

III - participating in the discussions and votes, requesting review of business during the discussion and before voting, accordingly;

IV - requesting management bodies books, documents or information deemed indispensable to the performance of the Board’s assignments;

V - attending the meetings of the management bodies, under the terms of Item VIII of Article 9 of these Internal Regulations, or when invited;

VI - reporting to the Board’s Chairman, as soon as possible, about the impossibility of attending the meeting, as previously set; and

VII - performing other legal assignments inherent to the Fiscal Board’s assignment.

CHAPTER III

SCOPE OF OPERATION

Article 9 As the body that supervises the efforts of managers and the budgetary, financial, and asset management of Eletrobras, with no prejudice to the scopes of operation provided for under the bylaws and applicable laws, under its scope of operation, the Fiscal Board shall:

I - supervise, for any of its members, the efforts of the managers and verify compliance with their legal and statutory duties;

II - express an opinion about the annual management report, with the board’s opinion including the additional information deemed necessary or useful for the resolution of the Shareholders’ Meeting;

III - express an opinion about the proposals of the management bodies to be submitted to the Shareholders’ Meeting regarding the change of capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, merger or spin-off;

IV - denounce, for any of its members, to the management bodies and, if the latter fail to take the measures necessary for safeguarding the Company’s interests, to the Shareholders’ Meeting, with respect to any errors, frauds or crimes it may find, and suggest useful measures to the Company;

V - call the Shareholders’ Meeting and, if the management bodies delay the call for more than one month, and call the Extraordinary Shareholders’ Meeting, whenever there are serious or urgent reasons;

VI - review, at least quarterly, or when there is relevant subject, the balance sheets and other accounting statements prepared by the Company, as well as the independent auditors’ opinions;

VII - review and officially express its opinion about the financial statements for the fiscal year;

VIII - attend the meetings of the Board of Directors, when the business it should express its opinion is resolved on (Items II, III and VII of this Article);

IX - attend or be represented, by at least one member, the Shareholders’ Meetings, answering the requests for clarifications made by the shareholders;

X - provide to the shareholder or group of shareholders, which represent at least 5% of the capital, information about its responsibility, whenever requested;

XI – examine the Annual Internal Audit Activity Report – RAINT and the Annual Internal Audit Plan – PAINT;

XII - request that the Internal Audit Body submit the reports prepared about the management facts of Eletrobras, as well as the ascertainment of specific facts;

XIII - follow-up, on a quarterly basis, the performance of the Global Expenditure Program (PDG), especially the limits of investments approved under the law;

XIV - perform such assignments over the liquidation, in accordance with the governing provisions;

XV – prepare, amend and approve its Internal Regulations;

XVI - carry out other efforts under its responsibilities, which are set in the applicable laws;

XVII - previously express its opinion about the independent auditors’ hiring process;

XVIII - order the hiring of specialized advisory whenever needed to fulfill its obligations;

XIX - manage its own budget, which shall be operationalized by Eletrobras;

XX – receive, review, and recommend or request the appropriate treatment of denouncements and complaints for third party or employees, including in an anonymous manner, about subjects connected to internal accounting procedures and controls;

XXI – at least once a year, conduct a performance appraisal of its members and of members of the Fiscal Board, in its full assembly, under the terms of the current laws; and

XXII - oversee compliance with Eletrobras’ limit of participation in the funding of health care and complementary pension benefits.

Sole Paragraph. The assignments or powers conferred by the Law to the Fiscal Board may not be granted to another body within Eletrobras.

CHAPTER IV

DUTIES AND LIABILITIES

Article 10 The Fiscal Board’s members have the same duties as those of managers, which is provided for under Articles 153 to 156 of Law 6,404/76, and are liable for the damages arising out of their duties and efforts carried out without fraud and willful misconduct, or in breach of the Law or Bylaws.

Paragraph 1 The Fiscal Board’s members shall perform their assignments in the sole interest of the Company. The performance of duties with the purpose to harm the own company, shareholders or managers shall be deemed as an abuse, in addition to arrange, for themselves or third party, an advantage to which they are not entitled, or that may cause loss to the Company, shareholders or managers.

Paragraph 2 The Fiscal Board’s member is not responsible for torts of other members, unless of convenient or if he aids in such tort in any way whatsoever.

Paragraph 3 The responsibility of the Fiscal Board’s members owing to neglect fulfilling their duties is a joint and several responsibility, but withdrawing members are released from it insomuch as they establish their disagreement in the minutes of the meeting of the body, and report it to the management bodies and Shareholders’ Meeting.

Paragraph 4 The Fiscal Board’s members shall immediately report the changes in their shareholding positions in the Company to the Securities Commission and to the Stock Exchanges or organized over-the-counter market entities wherein the securities issued by the Company are listed for trading purposes, under the terms and conditions rendered by the Securities Commission.

Article 11 The Fiscal Board’s members of Eletrobras shall:

I - follow up the implementation of additional measures for adjustment as deem necessary for the improvement of performance and productivity of the Company;

II - request from the unit of Internal Audit of Eletrobras data and elements necessary or fitting for supporting the performance of assignments; and

III - take measures or efforts that, at their discretion, and pursuant to the limits of their scope of responsibility, imply support to the concerned controlling bodies.

Article 12 The businesses of confidential nature which are addressed by the Board shall be kept in confidentiality by the Directors and other meeting attendees, pursuant to the provisions under Paragraph 5 of Article 157 of Law 6,404/76 and under the Guide for Disclosure and Use of Relevant Information and Policy of Negotiation of Securities Issued by Eletrobras (“Manual de Divulgação e Uso de Informações Relevantes e Política de Negociação de Valores Mobiliários de Emissão da Eletrobras”).

Article 13 The Fiscal Board’s members shall report to the Company in the case of any candidacies to an elected position in the Executive and Legislative Powers.

CHAPTER V

MEETINGS

Article 14 The Fiscal Board shall monthly meet, at regular or special meetings, whenever called by the Board’s Chairman.

Paragraph 1 The call of the Directors for regular meetings shall be made in writing at a minimum advance of five days from the holding date.

Paragraph 2 With the act of calling, Directors shall receive the meeting agenda and a copy of the minutes of the prior meeting.

Paragraph 3 In urgent cases, recognized by the full assembly, documents not previously included in the agenda may be subject to discussion and voting.

Article 15 The resolutions of the Fiscal Board shall be approved by majority votes, and if there is tie, the Chairman shall be entitled to a casting vote, in addition to his personal vote.

Paragraph 1 The resolutions and pronouncements of the Fiscal Board shall be recorded in the Minutes and Opinions of the Fiscal Board.

Paragraph 2 The minutes of Board meetings shall be disclosed at the request of any of its members, except when the Fiscal Board understands that such disclosure could jeopardize the Company’s legitimate interests.

Article 16 In the event of absence of the Chairman, the other Directors shall choose the one that shall coordinate the meeting.

Article 17. The development of works in the meeting shall have following the sequence below:

I - check of the existence of quorum;

II – drafting of minutes to record any non-existence of quorum;

III - reading, voting and signature of the minutes of the previous meeting, if any;

IV - communications of the Chairman and Directors;

V - discussion and voting of the agenda businesses; and

VI - other subjects of general interest.

Article 18 In the discussion of reports and opinions, the Chairman shall give floor for the Directors who request it, and the latter, during the discussion, may make oral or written demands for measures necessary for evidencing the subject under discussion.

Article 19 The Director who considers himself not to be appropriately conversant with the matter under discussion may request his own review of the document addressed, or else to postpone the discussion, provided that it happens before voting starts.

Paragraph 1 The term for review shall be until the next meeting.

Paragraph 2 When there is an urgent matter, the Chairman may order that a new meeting be held in up to three days.

Article 20 For each meeting of the Fiscal Board, there shall be recording of minutes stating the number of agenda item, date, and venue, attending Directors, reports of works, and resolutions made.

Article 21 The Fiscal Board shall meet from time to time with the Board of Directors, the Executive Board and the Audit and Risk Committee.

CHAPTER VI

SECRETARIAT AND ASSISTANCE TO THE BOARD

Article 22 The Management of Eletrobras shall arrange for the Fiscal Board a team of qualified persons to work as secretary and provide the required technical support.

Article 23 Such team shall work as secretaries in meetings, and shall:

I - organize and submit, under the guidance of the Chairman, the agenda of the subjects to be addressed at each session, assembling the required documents;

II - distribute agenda and documentation, read the documents of the company, and take notes of discussions and resolutions to record in the minutes;

III - draft the minutes of the meetings, which shall be recorded in a special book for such purpose, and distribute them, in a copy, to the Directors, in the event of the respective approval;

IV - issue and receive documentation that concerns the Board;

V - prepare the documents of the company to be signed by the Chairman and other Board’s members;

VI - previously prepare the draft of the official acts resulting from the decisions of the Fiscal Board, subject to approval;

VII - take the measures of administrative support to the Board, as necessary for the fulfillment of the provisions of these Internal Regulations and applicable laws;

VIII - arrange the written call of the Board’s members for the meetings, as advised by the Chairman of the Fiscal Board;

IX - request tickets and daily rates required for commutings of Directors, for working purposes; and

X - arrange the registration of the minutes of the meeting of the Board in the Registry of Commerce, as the case may be.

CHAPTER VII

GENERAL

Article 24 The Board shall settle any doubt that may be raised concerning these Internal Regulations, as well as make the changes deemed necessary.

Sole Paragraph. The cases neglected shall be settled by the Full Board.

Approved at the 461st meeting of the Fiscal Board of Eletrobras, on December 27, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.